UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogotá, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 15, 2021 titled “GeoPark Shareholders Reelect All Directors at 2021 Annual General Meeting”

FOR IMMEDIATE DISTRIBUTION

GEOPARK SHAREHOLDERS REELECT ALL DIRECTORS AT 2021 ANNUAL GENERAL MEETING

Bogotá, Colombia – July 15, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today announced that, based on a preliminary vote count by its proxy solicitor, shareholders have overwhelmingly reelected all of GeoPark’s highly qualified Directors to serve for a term ending at the 2022 Annual General Meeting of Shareholders. Every GeoPark Director received at least 70.9% of the shares voted, representing 58.8% of the total shares outstanding.

The elected Directors are:

•	Sylvia Escovar, Director and Chair

•	James Park, Director, CEO and co-founder

•	Pedro Aylwin, Director

•	Robert Bedingfield, Director

•	Carlos Gulisano, Director

•	Constantin Papadimitriou, Director

•	Somit Varma, Director

Sylvia Escovar, Independent Chair of GeoPark’s Board of Directors, said: “On behalf of the entire GeoPark Board and management team, we would like to thank our shareholders for their significant support and highly constructive conversations over these past several weeks. We greatly appreciate their comments and valuable insights, and we look forward to maintaining an active and productive dialogue with them as we focus on executing our strategy. GeoPark stands committed to continuous Board refreshment and best-in-class corporate governance to foster an open and robust debate in the boardroom, pursue value-accretive opportunities and continue creating sustainable value for all shareholders.”

The preliminary vote count is subject to certification by the Independent Inspector of Elections. Additional information regarding the results of the 2021 Annual General Meeting of Shareholders will be available in a report on Form 6-K to be filed with the Securities and Exchange Commission and posted on GeoPark’s website www.geo-park.com.

Postponed Director Appointment

Former GeoPark Director nominee, Ms. Maria Fernanda Suarez, is an executive with a highly distinguished career in both the public and private sectors, including serving as Vice President of Strategy and Finance (CFO) of Colombia’s national oil company Ecopetrol and as Minister of Energy and Mines of Colombia until July 1, 2020. Ms. Suarez is subject to a mandatory cooling-off period for former government employees that would have expired on July 1, 2021, but as a result of a very recent change in Colombian legislation, which occurred after the mailing of GeoPark’s proxy statement to shareholders, this cooling-off period is now expected to expire for Ms. Suarez at the end of March 2022. In response to this change, the Board and Ms. Suarez determined that her appointment should be postponed until April 2022, in compliance with the new legal requirement. While overwhelmingly supported by shareholders casting ballots for the 2021 Annual General Meeting, Ms. Suarez’s candidacy was withdrawn at the Annual General Meeting in order to fully comply with the changed legislation.

Ms. Escovar concluded, “Maria Fernanda brings outstanding public and private sector experience in Colombia along with deep expertise in both energy and finance, and she will be a tremendous addition to our Board. While we are disappointed with this unexpected delay in her appointment, it is important that we adhere to the strictest legal and ethical standards across all aspects of our business and demonstrate that we are able to adapt quickly to evolving laws and regulations. I am incredibly proud of the Board’s actions over the past several months and look forward to our continued evolution in 2022.”

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

Innisfree M&A Incorporated

Scott Winter / Gabrielle Wolf

T: +1-212-750-5833

MEDIA:

Sard Verbinnen & Co.

Jared Levy / Kelsey Markovich

GeoPark-SVC@sardverb.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including our engagement with our shareholders, our superior returns, our commitment to continuous refreshment and corporate governance enhancements, our pursuit of value-accretive opportunities and our focus on value creation for shareholders and the future appointment of Ms. Suarez to the Board. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: July 15, 2021